TIDAL ETF TRUST II 485BPOS

Exhibit 99.(a)(ii)

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.	Name of Statutory Trust:
Tidal ETF Trust II

2.	The Certificate of Amendment to the Certificate of Trust is hereby amended as follows:
The first Article of the Certificate of Trust is amended to read: “FIRST: The name of the statutory trust formed by the filing of this Certificate of Trust is Tidal Trust II (“Statutory Trust”).”

[set forth amendment(s)]

3.	(Please complete with either upon filing or it may be a future effective date that is within 90 days of the file date)
This Certificate of Amendments shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 11th day of November, 2022 A.D.

By:	/s/ Eric Falkeis
Trustee

Name:	Eric W. Falkeis
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